Exhibit 3(i)(2)

Certificate of Amendment

of

the Certificate of Incorporation

of

COMPUTER HORIZONS CORP.

Under Section 805 of the Business Corporation Law

It is hereby certified that:

1.           The name of the corporation is Computer Horizons Corp. (the “Corporation”).

2.           The Certificate of Incorporation of the Corporation was filed by the Department of State on the 24th day of March 1969.

3.           Immediately upon the effectiveness of this Amendment to the Corporation's Certificate of Incorporation pursuant to the New York Business Corporation Law (the "Effective Time"), each one (1) issued and outstanding share of the Corporation's Common Stock, par value $0.10 per share (the “Common Stock”), shall be converted into five hundred (500) shares of the Common Stock, as constituted following the Effective Time. Immediately prior to the Effective Time there were 67,510.654 shares of Common Stock issued and outstanding and as result of this Amendment there will be 33,755,327 shares of Common Stock issued and outstanding. Immediately prior to the Effective Time there were 99,932,489.346 authorized and unissued shares of Common Stock and as a result of this Amendment there will be 66,244,673 authorized and unissued share of Common Stock. Following the Effective Time, the total number of authorized shares of Common Stock shall remain 100,000,000 and the par value of the Common Stock shall remain $0.10 per share.

Effective as of the Effective Time and without regard to any other provision of the Certificate of Incorporation, each one (1) share Common Stock, either issued or outstanding or held by the Corporation as treasury stock, and any fractional share held by any shareholder who holds in excess of one (1) share immediately prior to the Effective Time shall and is hereby automatically reclassified and changed (without any further act) into five hundred (500) fully-paid and nonassessable shares of Common Stock (or, with respect to fractional shares, such lesser number of shares and fractional shares as may be applicable based upon such 500-for-1 ratio), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation.

4.           After giving effect to the foregoing, the first paragraph of Article FOURTH of the Certificate of Incorporation of the Corporation, relating to the aggregate number of shares which the Corporation is authorized to issue, the par value thereof and the classes in to which the shares are divided, shall continue to read as follows:

FOURTH: The aggregate number of shares that the Corporation shall have authority to issue is One Hundred Million Two Hundred Thousand (100,200,000) shares, of which Two Hundred Thousand (200,000) shares shall be Preferred Stock, par value $.10 per share, and One Hundred Million (100,000,000) shares shall be common stock, par value $.10 per share.

5.           The Amendment of the Certificate of Incorporation was authorized by vote of the Board of Directors of the Corporation followed by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon at an annual meeting of the Corporation's shareholders duly called and held on February 10, 2009.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed on this 11th day of February 2009.

COMPUTER HORIZONS CORP.

/s/ Dennis J. Conroy
Name:	Dennis J. Conroy
Title:	Chief Executive Officer